

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

MAIL STOP 7010

May 18, 2006

William R. Dutmers
Chairman and Chief Executive Officer
Knape & Vogt Manufacturing Company
2700 Oak Industrial Drive, N.E.
Grand Rapids, MI 49505

**RE:    Preliminary Proxy Statement on Schedule 14A**
**File No. 01859**
**Filed April 13, 2006**
**Annual Report on Form 10-K for the Year Ended July 2, 2005**

Dear Mr. Dutmers:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Annual Report on Form 10-K for the year ended July 2, 2005</u>

<u>Item 9A Controls and Procedures</u>

1.  In the event that this merger does not occur and you continue as a reporting company, please revise your future annual reports in compliance with the following comment.  We note that your Chief Executive Officer and Vice President of Finance and Treasurer have reviewed and evaluated your disclosure controls and procedures as of July 2, 2005, and have concluded that as of this date, your disclosure controls and procedures were "adequate and effective to ensure that material information relating to the Company would be made known to them in connection with the Company's filing of its Annual Report on Form 10-K for the annual period ended July 2, 2005."  Revise to clarify, if true, that your officers concluded that your

disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

## Preliminary Proxy on Schedule 14A

General

2.  We note that the EDGAR code under which you filed your Schedule 14A was PRE 14A.  It appears that the EDGAR code for the filing should be PREM14A as the filing relates to a merger or acquisition.  Please correct the EDGAR code by contacting EDGAR Filer Support at (202) 551-8900.

3.  We note that Morrow & Co. is assisting you in soliciting proxies.  Please disclose the material features of your contract with Morrow & Co.  Please refer to Item 4(a)(3) of Schedule 14A.  Additionally, please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.  Please confirm your understanding.

4.  The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents.  The Summary Term Sheet should set forth the principal terms of the transaction, not summarize the entire document.  It should also be concise.  Please revise.  For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.b. of SEC Release No. 33-7760.

Letter to Shareholders and Notice of Special Meeting of Shareholders

5.  Please revise your descriptions of the merger to describe the transaction in clear, plain English.  Please  simply state that Wind Point will acquire you through a merger and you will cease to be a public company.

6.  We note the statement that the board of directors believes that the terms and conditions of the merger are "substantively" and "procedurally" fair to the shareholders; however, we cannot locate any discussion in the proxy statement regarding these particular determinations.  Please revise the disclosure throughout all appropriate sections of the proxy to provide this discussion.

7.  Because this letter to shareholders also serves as soliciting material, strive for a balanced presentation.  Where you include the boards' recommendation, disclose with equal prominence that board members will directly benefit from the merger.

Questions and Answers About the Special Meeting and Merger, page 1

8. Please revise the introductory paragraph to delete the statement that the questions and answers are provided "for your convenience," as it may suggest that shareholders cannot rely on the disclosure in this section.

9. Please disclose what percentage of unaffiliated shareholders needs to vote for the merger in order to approve the transaction. Where appropriate, please provide this information elsewhere in the filing.

10. You currently repeat information in your Q&A section and your summary section. The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. [When revising these sections, please consider disclosing procedural information about the merger in the Q & A and substantive information about the terms of the merger in the summary.]

Summary, page 2

11. Please add a section that briefly summarizes the reasons for the merger that you disclose in more detail starting on page 10.

12. Please disclose the anticipated aggregate amount of consideration that Wind Point Partners will pay for outstanding shares of common stock.

13. Please also disclose whether Wind Point has a signed agreement in place to finance the cash payment, such that financing is assured. See Instruction 2 to Item 14 of Schedule 14A.

14. Please disclose in this section and on page 20 the identity of those who will be the directors and officers of the company after the merger. We note your disclosure on page 20 that the directors and officers of Slideco, Inc. immediately prior to the merger will become the directors and officers of the surviving corporation.

15. Revise to include the phone number for Wind Point Partners and the contact information for Slideco, Inc., as required by Item 14(b)(2) of Schedule 14A.

Opinion of W.Y. Campbell & Company, page 4

16. Please disclose in this section the fee paid to W.Y. Campbell & Company. Also, clarify the apparent discrepancy between the disclosure here, which states that the entire fee to be paid to W.Y. Campbell is contingent upon the completion of the merger and the last page of Exhibit C, which states that a substantial portion of the fee is contingent upon the successful completion of the merger.

Interests of Certain Persons in the Merger, page 6

17. Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors and key employees will receive as a result of the transaction.  Provide this information on an individual and group basis.

Background of the Merger, page 9

18. Please disclose what aspects of your historical performance and future prospects led you to consider entering into strategic alternatives, including the sale of your company.

19. Please elaborate as to how W. Y. Campbell came to choose the 175 parties, the nature of what was proposed, the process followed, and the nature of the management presentations to the 15 interested parties. Also, please explain what these "offering memorandums" were that were sent to 110 potential parties.

20. Please elaborate as to why you did not choose a transaction with the other candidates contacted, why others declined to pursue transactions with you, etc.  Confirm that no other offers were made to combine with Knape & Vogt or disclose the amount and form of consideration and the reasons for rejecting the offer(s).

21. Specifically discuss the one particular indication of interest other than Wind Point that was considered in detail at the September meeting.  Did the special committee decide to pursue a transaction with this party when, at the September 29, 2005 meeting, it determined that the price offered above $19 per share was fair to shareholders?  Was this fairness determination made without the input of W. Y. Campbell since its opinion was not delivered to the board until February 8, 2006?

22. This section should include the negotiation of the principal terms of the agreement, including price.

23. Please disclose what Wind Point's initial proposed price was and the reasons for reducing it. Also, clarify who originally proposed $19 per share.

24. Please clarify the reasons you entered into an exclusivity agreement with Wind Point.

25. Please disclose why one member of the special committee abstained from the recommending approval of the merger.

26. Please disclose why Messrs. Kregor and Knape voted against the merger.

27. Please explain the difference between strategic versus financial buyers and disclose which tier Wind Point falls into.

Reasons for the Merger and Recommendation of Our Board of Directors, page 10

28. With respect to each of the factors listed for recommending the merger, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

29. In light of the fact that you seem to have divided the bulleted points into factors supporting the conclusion to enter into the merger and those mitigating against it, we do not understand your statement that the board "did not undertake to make any specific determinations to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of our board of directors." Please clarify.

30. Please discuss whether the board of directors considered any factors that did not support the conclusion to approve the merger with Wind Point on the merits.

Opinion of W. Y. Campbell & Company, page 11

31. Please briefly describe in more detail the qualifications of W. Y. Campbell as required by Item 1015(b)(2) of Regulation M-A. Did the board consider other financial advisors and, if so, why did it select W. Y. Campbell to act as its financial advisor?

32. Please describe in more detail any material relationship between you and W. Y. Campbell and its affiliates in the past two years as well as the compensation paid to W. Y. Campbell during this time period. Please refer to Item 1015(b)(4) of Regulation M-A.

33. Disclose if true, that no updated opinion will be obtained.

34. Please submit for staff review all materials prepared by W. Y. Campbell and provided to you. Provide all transcripts, summaries and board books. We may have further comments upon reviewing these materials.

35. We note your statement on page 12 that W. Y. Campbell received financial projections from you. Please provide us supplementally with copies of these projections and all other financial information you prepared for W. Y. Campbell. Please also confirm to us that these projections were not made to Wind Point Partners or other potential merger candidates or, alternatively, revise your proxy statement to include them in the filing. We may have further comment.

36. We note disclosure in the third bullet on page 12 that W. Y. Campbell visited Knape & Vogt's headquarters and primary manufacturing facility located in Grand Rapids, Michigan. In the paragraph after the bullets, there is disclosure that W. Y. Campbell did not conduct "any physical inspection of the properties or facilities of Knape & Vogt." Please clarify what you mean by "any physical inspection," given your disclosure in the bullet points.

37. In the last bullet on page 12, please describe the other data, analyses and matters W. Y. Campbell considered or delete the reference.

38. Please provide more detail about how W. Y. Campbell selected the companies used in its comparable transactions and comparable companies analyses. We note that these companies were chosen because they were in similar industries and demonstrated characteristics similar to Knape & Vogt. What do you mean by "demonstrated similar characteristics?" Also, disclose whether any companies meeting these criteria were excluded from the analyses.

39. You state in the second paragraph of the "Comparable Transactions Analysis" that W. Y. Campbell examined 21 comparable transactions. Yet, it appears that you have only listed 20 transactions in the bullet points on pages 13 and 14. Please revise your disclosure to remove this discrepancy.

40. Please disclose any limitations or instruction the financial adviser received regarding the rendering of its opinion. Please refer to Item 1015(b)(6) of Regulation M-A. We note that full text of the W. Y. Campbell opinion sets forth, among other things, limitations on the scope of review undertaken by W. Y. Campbell in connection with its opinion.

Regulatory Matters, page 18

41. Please disclose the status of the regulatory approvals sought from the anti-trust authorities. Disclose the date you and Wind Point filed pre-merger notifications. Please refer to Item 4(b)(5) of Schedule 14A.

Management Continuity Agreements, page 17

42. Please disclose in more detail the material terms of the management continuity agreements.

The Agreement and Plan of Merger, page 19

43. We note your statements in the first paragraph of this section that one should not rely upon the descriptions of the representations and warranties in this proxy statement or the actual representations and warranties contained in the Agreement and Plan of Merger as characterizations of the actual state of facts, since they were intended for the benefit of, and to be limited to, the parties. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties. Please revise accordingly.

44. We also note your statement that the representations and warranties may not be accurate "as of any particular date" and "do not purport to be accurate as of the date of this proxy statement." Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

45. Please provide us with a list that briefly identifies the contents of all omitted schedules or similar supplements to the merger agreement.

Conditions to the Merger, page 24

46. Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders' votes.

Where You Can Find More Information, page 27

47. Please update to provide the new address for the SEC's Public Reference Room.

Proxy Card

48. Because you may adjourn or postpone the annual meeting, please be advised that Rule 14a-4 does not confer authority to adjourn the meeting to solicit additional votes for your proposals. The use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. As a result, provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for the solicitation of additional proxies. Please make appropriate revisions to the proxy statement as well.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Craig Slivka at (202) 551-3729 or in his absence Lesli Sheppard at (202) 551-3708 with any questions.

Sincerely,


Pamela A. Long
Assistant Director


CC:    David Molhoek, Esq.
        Eric Bredemeir, Esq.
        Joseph Levan, Esq.
        (616) 336-7000